FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 23, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

23 March 2015

Intention to Sell Part of Citizens Financial Group Inc. Stake

The Royal Bank of Scotland Group plc (“RBSG”) today announces it intends to sell part of its shareholding in its subsidiary Citizens Financial Group Inc. ("CFG" or “Citizens") in an underwritten public follow-on offering (“the Offering”).

The Offering is expected to comprise 115 million shares of Citizens’ common stock, equivalent to 21% of CFG’s common stock excluding an over-allotment option. A further 17.25 million shares will be made available by RBSG under a 30 day over-allotment option.

If all the CFG shares made available in the Offering are sold, assuming no exercise of the over-allotment option, RBSG’s remaining stake would comprise 269.7 million shares, equivalent to 49.3% of CFG’s issued common stock. If the over-allotment option is exercised in full, RBSG’s remaining stake would be 252.5 million shares or 46.1% of CFG’s common stock.

Notes:
Morgan Stanley and Goldman, Sachs & Co. are acting as global coordinators and joint book-running managers and J.P. Morgan and Citigroup are acting as joint book-running managers for this offering. The prospectus relating to the offering may be obtained by calling Morgan Stanley & Co. LLC toll free at (866) 718-1649, Goldman, Sachs & Co. toll free at (866) 471-2526, J.P. Morgan Securities LLC toll free at (866) 803-9204, or Citigroup Inc. toll free at (800) 831-9146.

The registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For further information please contact:
Investors Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	Media RBS Press Office +44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	March 23, 2015	By:	/s/ Alan Ewing Mills
Name: Alan Ewing Mills
Title: Assistant Secretary